EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine Months ended September 30, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$27,646
Fixed charges:
Interest expense	8,360
One-third of rents, net of income from subleases (a)	398
Total fixed charges	8,758
Add: Equity in undistributed income of affiliates	597
Income before income tax expense and fixed charges, excluding capitalized interest	$37,001
Fixed charges, as above	$8,758
Ratio of earnings to fixed charges	4.22
Including interest on deposits
Fixed charges, as above	$8,758
Add: Interest on deposits	1,949
Total fixed charges and interest on deposits	$10,707
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,001
Add: Interest on deposits	1,949
Total income before income tax expense, fixed charges and interest on deposits	$38,950
Ratio of earnings to fixed charges	3.64

(a)	The proportion deemed representative of the interest factor.